INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 3, 2011	October 3, 2010	April 4, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents (note 16)	$173,760	$258,442	$119,092
Trade accounts receivable	193,042	145,684	151,894
Income taxes receivable	-	-	1,063
Inventories (note 4)	439,219	332,542	339,467
Prepaid expenses and deposits	8,066	9,584	7,067
Other current assets	9,120	9,079	6,055
	823,207	755,331	624,638

Property, plant and equipment	515,387	479,292	454,426
Assets held for sale (note 7)	14,867	3,246	3,248
Intangible assets	58,822	61,321	65,204
Goodwill (note 10(d))	16,012	10,197	10,035
Future income taxes	3,861	-	-
Other assets	9,543	11,805	13,243

Total assets	$1,441,699	$1,321,192	$1,170,794

Current liabilities:
Accounts payable and accrued liabilities	$220,168	$186,205	$153,495
Income taxes payable	2,189	5,024	-
Current portion of long-term debt	-	-	698
	222,357	191,229	154,193

Future income taxes	2,356	4,476	15,934
Non-controlling interest in consolidated joint venture	10,473	11,058	7,783

Contingencies (note 13)

Shareholders' equity:
Share capital	98,768	97,036	94,554
Contributed surplus	12,411	10,091	9,595

Retained earnings	1,070,803	982,764	861,261
Accumulated other comprehensive income	24,531	24,538	27,474
	1,095,334	1,007,302	888,735
	1,206,513	1,114,429	992,884

Total liabilities and shareholders' equity	$1,441,699	$1,321,192	$1,170,794

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$383,229	$326,789	$714,509	$547,204
Cost of sales	275,641	236,071	525,032	390,748

Gross profit	107,588	90,718	189,477	156,456

Selling, general and administrative
expenses	47,715	38,703	89,356	72,702
Restructuring and other charges
(note 7)	3,666	1,524	4,374	3,110

Operating income	56,207	50,491	95,747	80,644

Financial expense, net (note 12)	438	75	2,853	922
Non-controlling interest in
consolidated joint venture	(677)	348	(585)	511

Earnings before income taxes	56,446	50,068	93,479	79,211

Income taxes (note 15)	(4,972)	1,303	(3,809)	2,469

Net earnings	61,418	48,765	97,288	76,742

Other comprehensive income, net
of related income taxes (note 9)	(1,640)	(581)	(7)	1,226

Comprehensive income	$59,778	$48,184	$97,281	$77,968

Earnings per share:
Basic EPS (note 8)	$0.51	$0.40	$0.80	$0.63
Diluted EPS (note 8)	$0.50	$0.40	$0.80	$0.63

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Six months ended April 3, 2011 and April 4, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	2,329	-	-	2,329
Shares issued under employee share
purchase plan	12	310	-	-	-	310
Shares issued pursuant to exercise of
stock options	159	1,422	(64)	-	-	1,358
Other comprehensive income (note 9)	-	-	-	(7)	-	(7)
Dividends declared	-	-	55	-	(9,249)	(9,194)
Net earnings	-	-	-	-	97,288	97,288

Balance, April 3, 2011 (unaudited)	121,523	$98,768	$12,411	$24,531	$1,070,803	$1,206,513

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	2,040	-	-	2,040
Recovery related to repricing of stock
options previously exercised	-	-	1,159	-	-	1,159
Shares issued under employee share
purchase plan	15	314	-	-	-	314
Shares issued pursuant to exercise of
stock options	96	618	-	-	-	618
Shares issued pursuant to vesting of
Treasury restricted share units	57	580	(580)	-	-	-
Other comprehensive income (note 9)	-	-	-	1,226	-	1,226
Net earnings	-	-	-	-	76,742	76,742

Balance, April 4, 2010 (unaudited)	121,131	$94,554	$9,595	$27,474	$861,261	$992,884

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$61,418	$48,765	$97,288	$76,742
Adjustments for non-cash items (note 10 (a))	18,128	24,147	36,533	40,637
	79,546	72,912	133,821	117,379
Changes in non-cash working capital balances:
Trade accounts receivable	(52,948)	(72,593)	(45,872)	9,960
Inventories	(72,691)	2,520	(104,514)	(38,004)
Prepaid expenses and deposits	1,060	4,842	1,518	4,537
Other current assets	(646)	177	(1,137)	793
Accounts payable and accrued liabilities	42,484	22,485	29,194	22,571
Income taxes	(1,463)	61	(2,853)	(12,894)
	(4,658)	30,404	10,157	104,342
Cash flows from (used in) financing activities:
Dividends paid	(9,194)	-	(9,194)	-
Increase in other long-term debt	-	-	-	43
Repayment of other long-term debt	-	(2,462)	-	(3,732)
Proceeds from the issuance of shares	371	723	1,668	932
Recovery related to repricing of stock options previously
exercised	-	1,159	-	1,159
	(8,823)	(580)	(7,526)	(1,598)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(39,725)	(34,196)	(78,715)	(68,016)
Purchase of intangible assets	(1,332)	(329)	(1,767)	(518)
Business acquisition	-	(15,326)	-	(15,326)
Payment of contingent consideration (note 10(d))	(5,815)	-	(5,815)	-
Purchase of corporate asset, net of proceeds (note 10(a))	(3,693)	-	(3,693)	-
Proceeds on disposal of assets held for sale	294	323	461	4,040
Net decrease (increase) in other assets	2,455	(2,451)	1,829	(3,524)
	(47,816)	(51,979)	(87,700)	(83,344)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	132	163	387	(40)
Net (decrease) increase in cash and cash equivalents
during the period	(61,165)	(21,992)	(84,682)	19,360
Cash and cash equivalents, beginning of period	234,925	141,084	258,442	99,732
Cash and cash equivalents, end of period	$173,760	$119,092	$173,760	$119,092

Supplemental disclosure of cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended April 3, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in Note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, has also been completed, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. INVENTORIES:

Inventories were comprised of the following:

	April 3, 2011	October 3, 2010	April 4, 2010

Raw materials and spare parts inventories	$74,574	$54,353	$46,211
Work in process	35,045	37,305	40,586
Finished goods	329,600	240,884	252,670
	$439,219	$332,542	$339,467

QUARTERLY REPORT – Q2 2011 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(159)	8.58
Forfeited	(19)	26.70
Options outstanding, April 3, 2011	1,190	$21.45

As at April 3, 2011, 415,857 outstanding options were exercisable at the weighted average exercise price of CA$16.87 (April 4, 2010 - 560,894 options at CA$11.03). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the six months ended April 3, 2011 was $13.36 (April 4, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010	748	$19.93
Changes in outstanding Treasury RSUs:
Granted for dividends declared	2	30.97
Forfeited	(17)	25.56
Treasury RSUs outstanding, April 3, 2011	733	$19.83

As at April 3, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months and six months ended April 3, 2011 was $1.1 million (2010 - $0.9 million) and $2.3 million (2010 - $2.0 million), respectively. The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

QUARTERLY REPORT – Q2 2011 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. STOCK-BASED COMPENSATION (continued):

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	1
Settled	(25)
Forfeited	(29)
Non-Treasury RSUs outstanding, April 3, 2011	411

As of April 3, 2011, the weighted average fair value per non-Treasury RSU was $33.29. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at April 3, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months and six months ended April 3, 2011 was $1.3 million (2010 - $0.6 million) and $2.3 million (2010 - $1.7 million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.

6. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 3, 2011, the maximum potential liability under these guarantees was $19.4 million (October 3, 2010 - $21.8 million), of which $5.2 million (October 3, 2010 - $5.1 million) was for surety bonds and $14.2 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at April 3, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Loss (gain) on disposal of assets held for sale	$336	$(231)	$336	$(433)
Accelerated depreciation	-	797	-	1,893
Asset impairment loss and write-down of assets held for sale	300	650	300	650
Employee termination costs and other benefits	2,422	20	2,557	327
Other exit costs	608	288	1,181	673
	$3,666	$1,524	$4,374	$3,110

QUARTERLY REPORT – Q2 2011 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE (continued):

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $3.7 million and $4.4 million for the three months and six months ended April 3, 2011, respectively, primarily related to these closures. For the first half of fiscal 2011, restructuring and other charges included $2.6 million of employee termination costs, and other exit costs of $1.2 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first half of fiscal 2010, restructuring and other charges totaled $3.1 million, mainly relating to the consolidation of retail distribution facilities, including $1.9 million of accelerated depreciation, $0.3 million of employee termination costs, and an asset impairment loss of $0.7 million.

Assets held for sale of $14.9 million as at April 3, 2011 (October 3, 2010 - $3.2 million; April 4, 2010 - $3.2 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

8. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,515	121,061	121,454	121,019
Basic earnings per share	$0.51	$0.40	$0.80	$0.63

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,515	121,061	121,454	121,019
Plus dilutive impact of stock options and Treasury RSUs	758	858	764	822
Diluted weighted average number of common shares
outstanding	122,273	121,919	122,218	121,841
Diluted earnings per share	$0.50	$0.40	$0.80	$0.63

Excluded from the above calculation for the three months ended April 3, 2011 are 157,921 (2010 – 918,998) stock options and nil (2010 – nil) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 3, 2011 are 158,671 (2010 – 922,531) stock options and nil (2010 – 32,750) Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q2 2011 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Net (loss) gain on derivatives designated as cash flow hedges	$(3,479)	$1,003	$(2,489)	$2,828
Income taxes	35	(10)	25	(28)

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	1,508	(1,013)	1,578	(1,013)
Selling, general and administrative expenses	(249)	-	(511)	-
Financial expense, net	563	(577)	1,415	(577)
Income taxes	(18)	16	(25)	16
	$(1,640)	$(581)	$(7)	$1,226

As at April 3, 2011, approximately $2.5 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.

10. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Depreciation and amortization (note 11 (a))	$18,323	$15,826	$36,119	$31,776
Variation of depreciation included in inventories
(note 11 (a))	(54)	3,476	(2,163)	904
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	636	1,216	636	2,110
Loss (gain) on disposal of property, plant and equipment	1	(5)	508	580
Loss on disposal of corporate asset (i)	3,693	-	3,693	-
Stock-based compensation costs	1,082	981	2,329	2,040
Future income taxes	(6,029)	-	(6,029)	-
Non-controlling interest	(677)	348	(585)	511
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	1,258	293	1,462	704
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(105)	2,012	563	2,012
	$18,128	$24,147	$36,533	$40,637

(i)
During the three months ended April 3, 2011, the Company purchased a corporate aircraft pursuant to an early purchase option under its operating lease for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

QUARTERLY REPORT – Q2 2011 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Cash paid during the period for:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Interest	$132	$53	$387	$109
Income taxes	2,454	1,221	4,927	15,412

(c)	Non-cash transactions:

	April 3, 2011	October 3, 2010	April 4, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$4,125	$2,099	$3,000
Proceeds on disposal of long-lived assets in other
assets	-	427	556
Proceeds on disposal of long-lived assets in
other current assets	-	-	284

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$55	$-	$-
Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	64	2,125	580

(d)
In connection with the acquisition of V.I. Prewett & Son Inc. in fiscal 2008, the purchase agreement provided for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was initially paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow deposit balance to $5.8 million. During the three months ended April 3, 2011, the contingent purchase consideration was settled and paid to the selling shareholders in the amount of $5.8 million from the escrow deposit. The additional purchase price consideration paid by the Company has been accounted for as an increase in goodwill and a corresponding decrease in other assets.

(e)	Cash and cash equivalents consist of:

	April 3, 2011	October 3, 2010	April 4, 2010

Cash balances with banks	$111,050	$196,279	$119,092
Short-term investments, bearing interest at rates
between 0.05% and 1.10%	62,710	62,163	-
	$173,760	$258,442	$119,092

QUARTERLY REPORT – Q2 2011 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Depreciation and amortization of property, plant and
equipment and intangible assets	$18,323	$15,826	$36,119	$31,776
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(54)	3,476	(2,163)	904
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$18,269	$19,302	$33,956	$32,680

Consists of:
Depreciation of property, plant and equipment	$15,907	$17,129	$29,684	$28,260
Amortization of intangible assets	2,359	2,166	4,266	4,406
Amortization of deferred financing costs and other	3	7	6	14
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$18,269	$19,302	$33,956	$32,680

(b)
The Company recorded bad debt expense (recovery) of $(0.4) million (2010 – $0.3 million) for the three months ended April 3, 2011 and $(0.3) million (2010 – $0.4 million) for the six months ended April 3, 2011. Bad debt expense (recovery) is included in selling, general and administrative expenses.

(c)
The Company expensed $3.0 million (2010 - $2.2 million) in cost of sales for the three months ended April 3, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the six months ended April 3, 2011 was $5.6 million (2010 - $4.0 million).

12. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Interest (income) expense	$(31)	$24	$107	$18
Bank and other financial charges	412	485	822	778
Foreign exchange (gain) loss	(108)	(441)	413	119
Derivative loss on financial instruments not
designated for hedge accounting	165	7	1,511	7
	$438	$75	$2,853	$922

QUARTERLY REPORT – Q2 2011 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the items being hedged. The forward foreign exchange contracts and zero-cost collar options outstanding as at April 3, 2011 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Australian dollars, Canadian dollars, and Pounds sterling against the U.S. dollar. As at April 3, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
April 3, 2011	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$66,150	$-	$(3,995)	$(3,995)	$-
Zero-cost collar options	12,053	10	(157)	-	(147)
	$78,203	$10	$(4,152)	$(3,995)	$(147)

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
April 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$24,583	$-	$(670)	$(628)	$(42)
Forward fuel oil contracts	4,479	210	-	210	-
	$29,062	$210	$(670)	$(418)	$(42)

Derivative instruments not designated as hedges:
Forward foreign exchange
contracts	$6,075	$-	$(7)	$(2)	$(5)

13. CONTINGENCIES:

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

QUARTERLY REPORT – Q2 2011 P.42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENCIES (continued):

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provides for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the unaudited interim consolidated financial statements and no amounts have or will be disbursed by the Company in respect of the settlement.

14. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

(a)	Net sales by major product group:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Activewear and underwear	$342,412	$273,235	$612,515	$426,142
Socks	40,817	53,554	101,994	121,062
	$383,229	$326,789	$714,509	$547,204

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Company A	19.7%	21.2%	19.3%	23.2%
Company B	11.4%	14.8%	14.2%	17.0%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

United States	$336,647	$287,615	$639,419	$484,127
Canada	16,998	14,541	26,178	20,823
Europe and other	29,584	24,633	48,912	42,254
	$383,229	$326,789	$714,509	$547,204

QUARTERLY REPORT – Q2 2011 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

Honduras	$276,677	$243,033	$222,567
Caribbean Basin	118,920	118,876	117,088
United States	85,472	81,555	81,026
Bangladesh	12,200	12,124	12,200
Canada	9,605	10,051	11,766
Other	12,513	13,653	9,779
	$515,387	$479,292	$454,426

(d)	Intangible assets by geographic area are as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

United States	$52,533	$54,650	$56,723
Canada	5,284	5,456	7,221
Honduras	771	907	873
Other	234	308	387
	$58,822	$61,321	$65,204

(e)	Goodwill by geographic area is as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

United States	$12,524	$6,709	$6,709
Bangladesh	3,488	3,488	3,326
	$16,012	$10,197	$10,035

15. INCOME TAXES:

The income tax recovery of $3.8 million for the six months ended April 3, 2011 includes an income tax recovery of $6.0 million in the second quarter related to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions.

16. SUBSEQUENT EVENT:

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp., (“Gold Toe Moretz”), for an aggregate cash consideration of $347 million. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition was initially financed using $100 million of cash on hand and $247 million drawn on the Company’s revolving term credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events.

The Company will account for this acquisition using the purchase method in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, Business Combinations, and the results of Gold Toe Moretz will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the allocation of the purchase price to the assets acquired. However management estimates that the majority of the purchase price will be comprised of intangible assets consisting of trade names, license contracts, customer relationships and goodwill.

QUARTERLY REPORT – Q2 2011 P.44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

17. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the April 4, 2010 net book value of computer software of $10.0 million, comprised of a cost of $25.9 million and accumulated amortization of $15.9 million from property, plant and equipment to intangible assets.

The Company also reclassified the April 4, 2010 future income tax assets of $8.0 million as an offset against future income tax liabilities.

QUARTERLY REPORT – Q2 2011 P. 45